THE BANK OF NEW YORK MELLON

POWER OF ATTORNEY

This is intended to constitute a POWER OF ATTORNEY pursuant to Article 5, Title 15 of the

New York General Obligations Law

In connection with the overall relationship between Sberbank of Russia and The Bank of New York Mellon, a New York banking corporation having its principal executive office located at One Wall Street, New York, New York, 10286 and its Corporate Trust Office located at 101 Barclay Street, New York, New York 10286 (“the Transaction”),

David S. Stueber, in my capacity as Managing Director of The Bank of New York Mellon, residing at 101 Barclay Street, New York, New York 10286, and

Vincent J. Cahill Jr., in my capacity as Managing Director of The Bank of New York Mellon, residing at 101 Barclay Street, New York, New York 10286,

each do hereby appoint, jointly and severally, with powers to act individually, Mrs. Irina P. Baichorova, Managing Director of The Bank of New York Mellon, as its attorney-in-fact, to execute such agreements, certifications or other documents necessary or incidental to the relationship on behalf of The Bank of New York Mellon as Depositary, including amendment to the Additional Regulation S Deposit Agreement and a registration on form F-6 of American depositary shares representing Sberbank shares.

The Bank of New York Mellon shall indemnify Irina P. Baichorova, and keep her indemnified against any and all costs, claims and liabilities which they may incur as a result of anything done by her in the exercise of any of the powers conferred, or purported to be conferred, on her by this Power of Attorney.

This POWER OF ATTORNEY shall terminate on November 14, 2013.

IN WITNESS WHEREOF, the undersigned has executed this POWER OF ATTORNEY in the City of the New York, New York on this 15th day of November, 2012.

/s/ David S. Stueber	/s/ Vincent J. Cahill Jr.
Name: David S. Stueber	Name: Vincent J. Cahill Jr.
Title: Managing Director	Title: Managing Director